Traveling Spoon, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2015 and 2014

TRAVELING SPOON, INC.

TABLE OF CONTENTS



To the Stockholders of
Traveling Spoon, Inc.
San Francisco, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Traveling Spoon, Inc. (the "Company") and its subsidiaries, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
November 8, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

TRAVELING SPOON, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2015 and 2014

	2015	2014
ASSETS		
Current Assets:		
Cash and equivalents	$ 78,960	$ 543,048
Total Current Assets	78,960	543,048
Non-Current Assets:		
Property and equipment, net	1,535	–
Software, net	83,196	61,630
Intangibles, net	6,397	6,867
Total Non-Current Assets	91,128	68,497
TOTAL ASSETS	$ 170,088	$ 611,545
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$ 12,487	$ 1,207
Accrued liabilities	6,500	8,803
Founder backpay liability	25,000	–
Accrued interest payable	80,209	36,709
Deferred revenue	11,560	3,758
Convertible notes payable, current portion, net	867,931	–
Total Current Liabilities	1,003,687	50,477
Non-Current Liabilities:		
Convertible notes payable, net	–	862,965
Total Non-Current Liabilities	–	862,965
Total Liabilities	1,003,687	913,442
Stockholders' Equity (Deficiency):		
Common stock, $0.0001 par, 10,000,000 shares authorized, 6,056,000 and 6,040,000 shares issued and outstanding, 4,415,920 and 2,888,773 shares vested as of December 31, 2015 and 2014, all respectively.	606	604
Additional paid-in capital	3,539	3,381
Accumulated deficit	(837,744)	(305,882)
Total Stockholders' Equity (Deficiency)	(833,599)	(301,897)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 170,088	$ 611,545

TRAVELING SPOON, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2015 and 2014

	2015	2014
Revenues, net	$ 32,560	$ 12,363
Cost of revenues	(46,541)	(11,544)
Gross Profit (Loss)	(13,981)	819
Operating Expenses:		
General and administrative	137,204	97,395
Compensation and benefits	292,576	126,181
Sales and marketing	33,202	44,703
Depreciation and amortization	31,650	5,172
Total Operating Expenses	494,632	273,451
Loss from operations	(508,613)	(272,632)
Other Expenses:		
Interest income	217	599
Interest expense	(48,466)	(39,606)
Other income (expense)	25,000	12,000
Total Other Expenses	(23,249)	(27,007)
Net Loss	$ (531,862)	$ (299,639)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

TRAVELING SPOON, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2015 and 2014

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount			
Balance at December 31, 2013	6,000,000	$ 600	$ 2,985	$ (6,243)	$ (2,658)
Issuance of restricted stock	40,000	4	396		400
Net Loss	-	-	-	(299,639)	(299,639)
Balance at December 31, 2014	6,040,000	604	3,381	(305,882)	(301,897)
Issuance of restricted stock	16,000	2	158		160
Net Loss	-	-	-	(531,862)	(531,862)
Balance at December 31, 2015	6,056,000	$ 606	$ 3,539	$ (837,744)	$ (833,599)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

TRAVELING SPOON, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net Loss	$ (531,862)	$ (299,639)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	31,650	5,172
Amortization of deferred financing costs	4,966	2,897
Changes in operating assets and liabilities:		
Change in payables and accrued expenses	8,977	8,202
Change in deferred revenue	7,802	2,067
Change in accrued backpay liability	25,000	
Change in accrued interest	43,500	36,709
Net Cash Used in Operating Activities	(409,967)	(244,592)
Cash Flows from Investing Activities		
Purchases of property and equipment	(1,850)	-
Capitalized website development costs	(52,431)	(66,719)
Capitalization of intangible assets	-	(6,950)
Net Cash Used in Investing Activities	(54,281)	(73,669)
Cash Flows from Financing Activities		
Borrowings on convertible note, net of costs	-	860,068
Repayment of short-term note payable	-	(10,000)
Issuance of restricted stock	160	400
Net Cash Provided by Financing Activities	160	850,468
Net Change In Cash	(464,088)	532,207
Cash at Beginning of Period	543,048	10,841
Cash at End of Period	$ 78,960	$ 543,048
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Traveling Spoon, Inc. (the "Company"), is a corporation organized July 23, 2013 under the laws of Delaware. The Company enables travelers to experience local cuisine by connecting them to local hosts around the world.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2015 and 2014, the Company had cash balances exceeding FDIC insured limits by $0 and $194,451, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable balances as of December 31, 2015 or 2014.

Capital Assets

Property, equipment, and software are recorded at cost when purchased and at standard cost when internally developed. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. Depreciation on internally developed equipment is recorded using straight-line method over the expected life of the asset. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2015 and 2014 consist of software with 3 year lives and property and equipment with 3-5 year lives.

Depreciation and amortization charges on property, equipment, and software totaled $31,650 and $5,172 for the years ended December 31, 2015 and 2014, respectively. Capital assets as of December 31, 2015 and 2014 consisted of the following:

	2015	2014
Furniture and equipment, at cost	$ 1,850	$ -
Less: accumulated depreciation	(315)	-
Property and equipment, net	$ 1,535	$ -
Software (website and related), at cost	$ 119,150	$ 66,719
Less: accumulated amortization	(35,954)	(5,089)
Software, net	$ 83,196	$ 61,630
Patent costs	$ 1,950	$ 1,950
License fees	5,000	5,000
Intangibles, at cost	6,950	6,950
Less: accumulated amortization	(553)	(83)
Intangibles, net	$ 6,397	$ 6,867

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally collected ahead of services, and therefore deferred revenues are recorded until the revenue recognition criteria is completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company has authorized 10,000,000 shares of $0.0001 par value common stock and currently carries no other classes of stock.

On July 31, 2013, the Company issued 3,060,000 restricted shares of common stock to one founder for $500 cash and 2,940,000 restricted shares of common stock to the other founder for $500 cash. Both issuances effectively began vesting on January 1, 2013. The vesting schedule calls for 25% vesting after one year (or, January 1, 2014) and 2.084% of shares to vest each month thereafter. Unvested shares are subject to repurchase in the event of termination of services with the Company (as defined in the agreement) at a price per share of $0.001.

In July 2014, the Company issued 40,000 common shares for $400 through the 2014 Equity Incentive Plan. Under this restricted stock purchase agreement, vesting began on April 15, 2014 and shares vest monthly for 24 months at a rate of 1/24 of total shares per month. Unvested shares are subject to repurchase in the event of termination of services with the Company (as defined in the agreement) at a price per share of $0.01.

In February 2015, the Company issued 16,000 common shares for $160 to another party under the 2014 Equity Incentive Plan. Under this restricted stock purchase agreement, vesting began on February 21, 2015 and shares vest monthly for 24 months at a rate of 1/24 of total shares per month. Unvested shares are subject to repurchase in the event of termination of services with the Company (as defined in the agreement) at a price per share of $0.01.

The Company has reserved 2,000,000 shares of its common stock pursuant to the 2014 Equity Incentive Plan, which allows for grants and special purchase rights of common stock to incentivize employees and service providers who benefit the Company. Summarized plan activities are as follows:

TRAVELING SPOON, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2015 and 2014 and for the years then ended

	2015	2014
Total authorized shares	2,000,000	2,000,000
Issued	(56,000)	(40,000)
Less: forfeited back to plan	-	-
Available for issuance	1,944,000	1,960,000

The following is a summary of all vesting activities pertaining to the founders' restricted shares and those issued under the incentive plan:

	Founders	Equity Incentive Plan
Restricted shares issued in 2013	6,000,000	-
Shares vested during 2013	-	-
Unvested shares, 12/31/2013	6,000,000	-
Restricted shares issued in 2014	-	40,000
Shares vested during 2014	(2,875,440)	(13,333)
Unvested shares, 12/31/2014	3,124,560	26,667
Restricted shares issued in 2015	-	16,000
Shares vested during 2015	(1,500,480)	(26,667)
Unvested shares, 12/31/2015	1,624,080	16,000
Remaining unvested shares will vest as follows:		
2016	1,500,480	14,667
2017	123,600	1,333
Total unvested shares	1,624,080	16,000

As of December 31, 2015 and 2014, all stockholders held restricted stock, of which 4,415,920 and 2,888,773 shares had vested, respectively.

As of December 31, 2015 and 2014, totals of 6,056,000 and 6,040,000 shares of common stock were issued and outstanding, respectively,

NOTE 4: CONVERTIBLE NOTES PAYABLE

Between January 2014 and July 2014, the Company issued convertible notes ranging from $20,000 to $200,000 and totaling $870,000 to individuals and trusts. These convertible notes call for an interest rate of 5% per annum and mature at the earliest of (a) more than 50% change in voting control, (b) 24 months from the date of execution or (c) equity financing of at least $2 million.

In the event that the qualifying equity financing (defined as an equity financing of $2,000,000 or greater) occurs, all notes will mandatorily convert to shares of the stock issued in the financing event. Principal and accrued interest will convert to shares at the lower of (a) 80% of the share price other purchasers pay or (b) 100% of the share price other purchasers pay if the pre-financing value of the Company is less than $3 million.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provision of the automatic conversion feature. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the 20% conversion discount, which will be recognized if and upon conversion.

The Company incurred direct costs of $9,932 related to the issuance of these convertible notes. Pursuant to the guidance that FASB ASC 835-30-45-3 provides, the Company has classified these costs as deferred financing costs, which offset the notes payable as a discount and amortize over the 24-month life of the notes. Amortization, which the Company charged to interest expense, totaled $4,966 and $2,897 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the net liabilities associated with these convertible notes consisted of the following:

	2015	2014
Convertible notes payable	$ 870,000	$ 870,000
Deferred financing costs discount	(2,069)	(7,035)
Convertible notes payable, net	$ 867,931	$ 862,965

As of December 31, 2015 and 2014, respectively, none of the convertible notes payable had been converted and all remained outstanding in their full principal amount. Accrued interest related to these notes totaled $80,209 and $36,709 as of December 31, 2015 and 2014, respectively, and interest expense was $43,500 and $36,709 for the years then ended, respectively. Subsequent to December 31, 2015, in March 2016, the noteholders agreed to extend the maturity on the convertible notes payable to October 2017.

NOTE 5: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company has deferred tax assets related to its net operating loss carryforwards and from temporary differences between book and tax income due to its filing tax returns on the cash basis. The Company assessed the need for a valuation allowance against its net deferred tax assets of $314,249 and $120,421 and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2015 and 2014, cumulative losses through December 31, 2015, and no history of generating taxable income. Therefore, full valuation allowances of $314,249 and $120,421 were recorded as of December 31, 2015 and 2014, respectively. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2015, and 2014. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 39.8%.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2015, and 2014, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $822,796 and $323,432, which may be carried forward and will expire if not used between 2033 and 2035 in varying amounts. Such amounts have been fully reserved in the valuation allowance discussed above.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company's two co-founders deferred payment of a portion of their 2015 salaries to satisfy cash flow needs of the Company. The combined amount due to the two founders as of December 31, 2015 was $25,000.

As discussed in Note 7, rent payments to a related party was $16,315 and $3,522 for the years ended December 31, 2015 and 2014, respectively.

NOTE 7: LEASE OBLIGATIONS

The Company leases office space from one of the founders on a month-to-month basis at a rate of approximately $1,500 per month. Lease expense for the years ended December 31, 2015 and 2014 totaled $16,315 and $3,522, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance.

In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

In April 2015, the FASB issued ASU No. 2015-05 on "Intangibles-Goodwill and Other-Internal-Use Software." The pronouncement provides criteria for customers in a cloud computing arrangement to use to determine whether the arrangement includes a license of software. The criteria are based on existing guidance for cloud service providers. It is effective for reporting periods beginning after December 15, 2015. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained recurring net losses of $531,862 and $299,639 for the years ended December 31, 2015 and 2014, respectively, has an accumulated deficit of $833,599 as of December 31, 2015, and current liabilities exceed current assets by $924,727 as of December 31, 2015. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing from its stockholders and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 11: SUBSEQUENT EVENTS

SAFE Agreements

Between February and May 2016, the Company entered into SAFE agreements (Simple Agreement for Future Equity) totaling $660,000 in exchange for payments ranging from $10,000 to $100,000 from various individuals and trusts. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors with rights to future equity in the Company under the terms of the agreements. The SAFE agreements become convertible into shares of the Company's preferred stock at a 20% discount to the offering price per share, subject to a valuation cap of $6,000,000 on the fully diluted capitalization of the Company, in the event of a qualified equity financing, which the agreements define as any transaction or series of transactions in which the Company issues preferred stock at a fixed pre-money valuation with the purpose of raising capital.

Other events that would trigger termination of the agreements include liquidity and dissolution. If there is a liquidity event the investors, at their option, will either receive a cash payment equal to the remaining unpaid purchase amount divided by the liquidity price, or automatically receive from the Company the number of shares of common stock equal to the purchase amount divided by the fair market value of the common stock at the time of the liquidity event. In the event of a dissolution, the Company would pay the investors the purchase amount immediately before or concurrent with the dissolution process.

Convertible Note Extensions

In March 2016, the convertible noteholders described in Note 4 agreed to extend the maturity dates on the convertible notes payable to October 2017.

Issuances of Common Stock

On November 1, 2016, the Company issued 20,000 shares of common stock at $0.01 per share, providing proceeds of $200 under a restricted stock purchase agreement. The terms of this agreement stipulate a vesting schedule on these shares.

On November 2, 2016, the Company issued 320,000 shares of common stock at $0.01 per share, providing proceeds of $3,200 under a restricted stock purchase agreement. The terms of this agreement stipulate a vesting schedule on these shares.

Management's Evaluation

Management has evaluated subsequent events through November 8, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.